Exhibit 99.1

PRESS RELEASE

ERYTECH announces that Akkadian has initiated proceedings to postpone the vote on the merger with Pherecydes

Cambridge, MA (U.S.) and Lyon (France), June 5, 2023 – ERYTECH Pharma (Nasdaq & Euronext: a clinical-stage biopharmaceutical company developing innovative therapies by encapsulating therapeutic drug substances inside red blood cells, today announced that Akkadian Partners has initiated legal proceedings to obtain the postponement of the vote on the merger with Pherecydes at the Annual General Meeting on June 23.

Akkadian's legal action against ERYTECH aims to obtain the adjournment of the vote on certain resolutions at the Annual General Meeting scheduled for June 23, 2023, so that ERYTECH shareholders will not be able to vote on the merger with Pherecydes.

Akkadian is also requesting the appointment of a legal expert to review the terms of the merger.

Akkadian Partners' legal action is part of their campaign to destabilize ERYTECH. To the best of ERYTECH's knowledge, Akkadian held 1,850,000 ERYTECH shares on May 24, 2023, representing around 5% of the company's share capital.

ERYTECH intends to obtain the dismissal of this legal action, which it considers unfounded, and thus enable its shareholders to vote on the merger with Pherecydes on June 23.

About ERYTECH: www.erytech.com
ERYTECH is a biopharmaceutical company developing innovative red blood cell-based therapeutics for severe forms of cancer and orphan diseases.
On February 15 2023, ERYTECH announced its intended strategic combination with PHERECYDES to create a global player in extended phage. More detail can be found in the press release.
ERYTECH is listed on the Nasdaq Capital Market in the United States (ticker: ERYP) and on the Euronext regulated market in Paris (ISIN code: FR0011471135, ticker: ERYP). ERYTECH is part of the CAC Healthcare, CAC Pharma & Bio, CAC Mid & Small, CAC All Tradable, EnterNext PEA-PME 150 and Next Biotech indexes.
For more information, please visit www.erytech.com

CONTACTS

ERYTECH Eric Soyer CFO & COO	NewCap Mathilde Bohin / Louis-Victor Delouvrier Investor relations Nicolas Merigeau Media relations
+33 4 78 74 44 38 investors@erytech.com	+33 1 44 71 94 94 erytech@newcap.eu